Issuer Free Writing Prospectus, dated January 17, 2007
Filed pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement, January 17, 2007
Registration Statement No. 333-137225

$500,000,000 6.00% SENIOR NOTES DUE 2017

FINAL TERMS AND CONDITIONS

Issuer:	Health Care Property Investors, Inc.
Size:	$500,000,000
Maturity:	January 30, 2017
Coupon:	6.00%
Price:	99.323% of face amount
Yield to Maturity:	6.091%
Spread to Benchmark Treasury:	+130 basis points
Benchmark Treasury:	4.625% due 11/15/2016
Benchmark Treasury Yield:	4.791%
Interest Payment Dates:	January 30th and July 30th, commencing July 30th, 2007
Redemption Provisions:	In addition to the Change of Control Repurchase Event as described in the Preliminary Prospectus Supplement dated January 17, 2007, redeemable as described below
Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	T+3; January 22, 2007
CUSIP:	421915EJ4
Ratings:	Baa3/BBB/BBB

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-888-722-9555, Ext. 1088, or Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Wachovia Capital Markets, LLC toll free at 1-866-289-1262 or through your usual contact at UBS Securities LLC, Citigroup Global Markets Inc. or Wachovia Capital Markets, LLC.